FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of JULY , 2001
                                          ------

                             Hilton Petroleum Ltd.
                (Translation of registrant's name into English)

                                   000-30390
                                 (File Number)

     1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
    -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F  X    Form 40-F
                                     ----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes     No  X
                                           ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Hilton Petroleum Ltd.
                                        --------------------------------------
                                        (Registrant)

Date JULY 17, 2001                       By /s/ "Nick DeMare"
     --------------------               --------------------------------------
                                         Nick DeMare
                                         Director
                                         (Signature)*

     *Print the name and title of the signing officer under his signature.


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                             HILTON PETROLEUM LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                               Tel: (604) 685-9316
                                CDNX SYMBOL: HTP
                        Web Site: www.hiltonpetroleum.com



NEWS RELEASE                                                      JULY 17, 2001


The Company has completed a first tranche closing of its private placement and issued 1,673,000 common shares and share purchase warrants to purchase an additional 836,500 common shares of the Company for three years at a price of $1.88 per share. The Company further issued agents' warrants for the purchase of 325,200 common shares for one year at a price of $1.88 per share. The securities issued are subject to a four month hold period expiring in November 2001.


ON BEHALF OF THE BOARD



"Nick DeMare"
Nick DeMare, Director


       The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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